SUTCLIFFE RESOURCES LTD.
Managements Discussion & Analysis
For the quarter ended June 30, 2006
Form 51-102F1 as at August 28, 2006

DESCRIPTION OF BUSINESS

The Company is in the business of acquiring and developing mineral exploration projects. The Company has interests in the Harrison Lake nickel-copper and precious metal project in southwestern British Columbia and in the Beale Lake gold property located in northern British Columbia. The Company has also recently formalized its agreement with Chukot Gold Ltd., a Russian corporation which is acquiring interest in mineral properties in the Chukotka Autonomous Region of Russia.

The Harrison Lake Project is a belt of ultramafic and metavolcanics and metasediments which extend from the site of the former B.C. Nickel Mine, 7 kilometres north of Hope, B.C., over 60 kilometres along the east side of Harrison Lake. The Company had previously identified 15 high priority sulphide related Airborne ElectroMagnetic (AEM) targets and combined with the data from detailed ground geophysical surveying had selected drill hole locations.

The Beale Lake Project, 75 kilometers northeast of Dease Lake, B.C., is a sheeted stockwork quartz-sulphide-scheelite vein and siliceous replacement mineralization system that has characteristics of both the Alaska Fort Knox and Pogo intrusion related gold deposits. An Induced Polarization (IP) survey was designed to follow up on high grade gold showings and used to select drill targets. The Company carried out a drill program and has completed 10 diamond drill holes out of 24 permitted for.

OPERATIONS AND EXPENDITURES

During the first quarter of 2006 a drilling program for the Beale Lake property was started. The target was a bulk tonnage, intrusive-related mesothermal quartz-carbonate-stockwork gold-silver deposition. Ten diamond drill holes of a planned 24 hole drilling program were completed to date, totally 1,928 metres. Results are expected to be released in early September, 2006.

SUMMARY OF QUARTERLY RESULTS

	2006		2005				2004
	Jun 30 $	Mar 31 $	Dec 31 $	Sep 30 $	Jun 30 $	Mar 31 $	Dec 31 $	Sep 30 $
Total revenue	nil	nil	nil	nil	nil	nil	nil	nil

Gen & Admin.	559,777	492,552	232,876	149,259	177,188	46,452	16,806	27,610
Expenses
Loss	(691,578)	(624,353)	(232,876)	(470,140)	(177,188)	(46,452)	(16,806)	(27,610)

Net Loss	(677,700)	(622,425)	(232,876)	(470,140)	(177,188)	(46,452)	(49,018)	(30,610)

Loss/share	(0.02)	(0.02)	(0.01)	(0.02)	(0.01)	(0.01)	(0.01)	(0.01)

Def. Min. Prop.	623,476	786,627	1,635,309	499,810	72,588	43,511	140,051	32,496
Costs
Total Assets	7,521,764	8,389,551	3,884,169	1,812,746	2,302,417	490,281	472,366	316,812

GENERAL AND ADMINISTRATIVE EXPENSES

	Quarter ended	Quarter ended
	Jun 30, 2006	Jun 30, 2005
Professional fees	$44,779	$31,249
Consulting	84,028	16,308
Management and administration fees	19,500	7,500
Office, rent & supplies	7,731	9,717
Financing fees	-	53,874
Investor relations and communications	18,663	324
Regulatory and transfer agent fees	11,712	29,830
Resource property investigation expenditures	504,100	-
Automotive and travel	481	450
Interest on demand loans		27,647
Bank charges and interest	584	398
Total general and administrative expenses
for the quarter	$691,578	$177,297

The administrative expenditures made during the first quarter were indicative of the Companys increased corporate activities due to the private placement financings and the exploration program on the Beale Lake project Almost all categories are much higher compared to the previous fiscal period due to the increased ancillary costs associated with these developments and the costs involved in investor relations and communications.

The major expenditure in the second quarter involved the resource property investigation in Russia. Subsequent to the quarter end, the Company signed an exclusive agreement with Chukot Gold Ltd. to acquire their rights in respect to tenders for mineral properties in the Chukotka Autonomous Region of northeastern Russia.

RELATED PARTY TRANSACTIONS

For the quarter ending June 30, 2006, management fees charged by a director totaled $19,500 (2005 - $7,500).

LIQUIDITY AND SOLVENCY

The Company had working capital for the quarter ending June 30, 2006 of $3,483,070 compared to a working capital of $978,540 for the year ended December 31, 2005. The continued operations of the Company are dependent upon its ability to raise adequate financing. To this end the Company will be seeking future funding through private placement offerings as well as the exercise of outstanding share purchase warrants to maintain adequate working capital and to raise funds for exploration expenditures.

	Jun 30, 2006	Jun 30, 2005

Working Capital	$3,483,070	$1,404,312
Accumulated Deficit	$(8,097,563)	$(6,079,422)

There have been no changes in accounting policies and the Company has made no off-balance sheet arrangements and none are contemplated in the future. The Company does not utilize financial or other instruments in its operations.

DISCLOSURE OF OUTSTANDING SHARE DATA as of August 28, 2006

Share Capital Authorized — unlimited common shares

Share Capital Issued — 42,038,427

Shares held in escrow

  2,754,000

Options Outstanding
  3,970,000 exercisable for 3,970,000 common shares at $0.25 per share
  1,250,000 exercisable for 1,250,000 common shares at $0.60 per share
  2,690,000 exercisable for 2,690,000 common shares at $0.66 per share

Warrants Outstanding

  3,221,323 warrants exercisable for 3,221,323 common shares at $0.35 per share
  607,550 agents warrants exercisable for 607,550 common shares at $0.25 per share
  437,500 warrants exercisable for 437,500 common shares at $0.60 per share
  4,768,500 warrants exercisable for 4,768,500 common shares at $0.75 per share